Exhibit 2.7
PRIVILEGED & CONFIDENTIAL
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SHARE PURCHASE AGREEMENT

Between
Telecom italia S.p.A.
and
nuance communications, inc.

PRIVILEGED & CONFIDENTIAL
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SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT (the “Agreement”) dated as of August 12, 2011 is entered into by and between
Telecom Italia S.p.A., a company organized and existing under the laws of Italy, having its registered office at Piazza Affari 2, Milan, Italy, registered at no. 00488410010 of the Company Register of Milan, Italy, duly represented by Guglielmo Noya, acting pursuant to a power of attorney , a copy of which is attached hereto as Schedule 0.01 (“TI” or the “Seller”), on one side
and
Nuance Communications Inc, a company organized and existing under the laws of the State of Delaware, with registered office at One Wayside Road, Burlington, MA 01803 duly represented by Helgi Bloom, acting pursuant to a power of attorney, a copy of which is attached hereto as Schedule 0.02 (“Buyer”)
on other side
(both Seller and Buyer, the “Parties”)
RECITALS
A.	Loquendo S.p.A. is a company organized and existing under the laws of Italy, having its registered office at Via Arrigo Olivetti, 6 Torino Italy, registered at no. 08137760016 of the Company Register of Torino, with a share capital of Euro 3.573.741 divided into 3.573.741 common shares (“Loquendo” or the “Company”);
B.	TI owns 3,573,190 (three millions five hundred seventy three thousand one hundred ninety) common shares, of Loquendo, representing 99,98% of the share capital of the same (the “TI Shares”).
C.	The other shareholders of the Company are two individuals (the “Other Shareholders”) owning, respectively, 372 (three hundred seventy two) ordinary shares and 179 (one hundred seventy nine) ordinary shares, such shares representing 0.02% of the share capital of the same (the “Other Shares”).
D.	Buyer has carried out a due diligence on Loquendo, including interviews with the management and review of the documents (made available either through the

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Virtual Data Room organized and managed by TI and through a physical data room relating, specifically to Loquendo’s commercial contracts carried out through an independent law firm). All documents reviewed by the Buyer are contained in a DVD attached hereto as Schedule D or listed under Schedule 7.13(a).
E.	The by-laws of the Company grants to the Other Shareholders the Tag-Along Right.
F.	TI intends to sell the TI Shares and Buyer intends to buy the TI Shares subject to the terms and conditions contained herein after. Buyer intends to acquire also the Other Shares, in the event the Other Shareholders exercise the Tag-Along Right.
1.	Definitions
1.1	Certain Definitions.
In addition to the other terms defined elsewhere in this Agreement, the following words and terms shall have the meaning set forth below:
▪	“Adjustment Amount” or “AA” has the meaning set forth in Section 3.3(b) of this Agreement.

▪	“Adjustment Report” has the meaning set forth in Section 3. 4(d) of this Agreement.

▪	“Affiliate” means, with respect to any Party, any person which is controlled by such Party. Control means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting equity interests, by contract.

▪	“Agreement” means this share purchase agreement, together with its Recitals and Schedules.

▪	“Assets” has the meaning ascribed to it in Section 7.8 of this Agreement.

▪	“Auditor” means Ernst & Young Italia or, should it refuse its appointment for any reasons, the auditor agreed upon by the Parties or if the Parties do not reach an agreement on such auditor within 5 (five) Business Days after the refusal by Ernst & Young Italia, the auditor appointed by the President of the Chartered Accountant of Milan, which will appoint the Senior Partner of a major and recognized international accounting firm independent from the Parties involved in the Agreement and having experience in the accounting principles upon demand of any Party.

▪	“Business” has the meaning provided in Section 11.1 of this Agreement.

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▪	“Business Day” any calendar day other than Saturdays, Sundays and any other days on which credit institutions are closed in the cities of Milan and Turin (Italy) and New York (New York).

▪	“Cap” has the meaning provided in Section 9.3.4(b) of this Agreement.

▪	“Closing” means the transfer of the TI Shares to the Buyer, the payment of the Estimated Purchase Price to TI and, in general, the execution and exchange of all documents and the performance of all the obligations respectively required to be executed, exchanged and performed on the Closing Date in accordance with Section 5 of this Agreement.

▪	“Closing Date” the date on which the Closing shall take place in accordance with Section 5.1 of this Agreement.

▪	“Closing Statement” has the meaning provided in Section 3.3 of this Agreement.

▪	“Dispute Notice” has the meaning provided in Section 3.4(b) of this Agreement.

▪	“Disputed Item(s)” has the meaning provided in Section 3.4(b) of this Agreement.

▪	“Employees” has the meaning provided in Section 7.11(a) of this Agreement.

▪	“Encumbrance” means any pledge, mortgage, lien or any restriction whatsoever (either in law or in contract) for the benefit of third parties.

▪	“Estimated Purchase Price” or “EPP” has the meaning provided in Section 3.1 of this Agreement.

▪	“Estimated Net Financial Position” or “ENFP” has the meaning provided in Section 3.1 of this Agreement.

▪	“Euro” or “€” means the single currency of the member states of the European Union which participate in the Economic and Monetary Union as contemplated by the Treaty of Rome of 25th March, 1957 establishing the European Community, as amended by the Maastricht Treaty on the European Union (signed on 7th February, 1992), as amended from time to time.

▪	“Final Purchase Price” or “FPP” has the meaning provided in Section 3.3(a) of this Agreement.

▪	“Guarantees” has the meaning provided in Section 4.4(c) of this Agreement.

▪	“IFRS Accounting Principles” means the policies, procedures and practices based on IFRS, according to which the ENFP and CNFP shall be calculated, as better detailed in Schedule 3.1 of this Agreement.

▪	“Intellectual Property” means patents, patent applications, utility models, inventions, trademarks (whether registered or unregistered), trademark applications, service marks, service names, trade names, copyrights, trade secrets,

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domain names and Technology owned or licensed to the Company, as the case may require.

▪	“Intercompany Agreements” has the meaning provided in Section 4.4(e) of this Agreement.

▪	“Interim Period” means the period falling between the date of execution of this Agreement and the Closing Date;

▪	“Italian Accounting Principles and Practices” the accounting principles prepared by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, as amended and/or specified by the Organismo Italiano di Contabilità (O.I.C.), applied consistently and in accordance with the past practice and methodologies of the Company, according to which the Company has prepared the Reference Financial Statements.

▪	“Loquendo” or the “Company” has the meaning provided in preamble A of this Agreement.

▪	“Loss” has the meaning provided in Section 9.1.2 of this Agreement.

▪	“Material Contracts” has the meaning provided in Section 7.13(a) of this Agreement.

▪	“Net Financial Position at Closing” or “CNFP” has the meaning provided in Section 3.3(a) of this Agreement.

▪	“Ordinary Course of Business” means a lawful action taken by a person that is consistent with the past practice of such person and is taken in the ordinary course of the normal day to day operations of such Company after due consideration and in accordance with professional standards.

▪	“Other Shareholders” has the meaning provided in preamble C of this Agreement.

▪	“Other Shares” has the meaning provided in preamble C of this Agreement.

▪	“Reference Financial Statements” means the financial statements of the Company as at December 31, 2010, duly audited by the auditor of the Company, a copy of which (together with the auditor report on such Reference Financial Statements) is attached hereto as Schedule F.

▪	“Social Security Charges” means employment or other social security charges (including any payroll-related charges and related contributions).

▪	“Tag-Along Right” means the right established by article 6 of the by-laws of the Company according to which in the event the majority shareholder of the Company intends to sell its shares in the Company to third parties (“Purchaser”) each of the minority shareholders is granted the right to sell the shares they own in Loquendo to the Purchaser and upon the same economic terms of the sale of

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the shares owned by the majority shareholder. Article 6 of the Company’s by-laws is attached hereto as Schedule E.

▪	“Tax” means all taxes and duties imposed by any national or local taxing authority having jurisdiction on the relevant company, including (without limitation) income, employment, property, excise, sale, use, VAT and franchise taxes.

▪	“Technology” means any or all of the following (i) works of authorship including, without limitation, computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, databases, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) domain names, web addresses and sites, (vi) tools, methods and processes, and (vii) any and all instantiations or embodiments of the foregoing in any form and embodied in any media.

▪	“Threshold” has the meaning provided in Section 9.3.4(a)(ii) of this Agreement.

▪	“TI Company” and, collectively, “TI Companies” means the Seller and any person controlled by the Seller, other than the Company.

▪	“TI Shares” has the meaning provided in preamble B of this Agreement.

▪	“US GAAP” shall mean United States generally accepted accounting principles consistently applied.
1.2	Other Definitional and Interpretative Matters
Unless otherwise expressly provided, the following rules shall apply.
Gender and Number: any reference in this Agreement to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa.
Headings: the provision of a table of contents, the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.
Section: any reference to Sections, Subsections, Paragraphs or Schedules contained in this Agreement shall be deemed to be a reference to Sections, Subsections, Paragraphs hereof or Schedules hereto.
Hereof: the words “hereof”, “herein” and “hereunder” and similar words, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision thereof.

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Including: the word “including” or any variation thereof means “including, without limitation” and shall not be construed as to limit any general statement to the specific or similar items or matters immediately following it.
Schedules: the Schedules attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.
Knowledge of the Seller: where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge or the best knowledge of the Seller, this shall mean the actual knowledge by the Seller of the circumstances described in that certain representation or warranty, and that which a reasonable and prudent director or the CFO (Mr. Francesco Melchiorre) of the Company would have obtained by exercising its duties and by conducting all reasonable inquiries.
2.	Sale and Purchase of the Shares
(i)	Subject to the terms and conditions of this Agreement, at the Closing TI shall sell to the Buyer, and the Buyer shall purchase the TI Shares, together with all rights attached thereto.
(ii)	Title to the TI Shares will be transferred to the Buyer, free of any Encumbrances, on the Closing Date upon full payment of the Estimated Purchase Price and fulfillment of all closing activities as set forth under Section 5.2.
3.	Purchase Price and price adjustment
3.1. Purchase Price
As consideration for the purchase and sale of the TI Shares (and subject to the price adjustment according to Section 3.3), at the Closing Date the Buyer shall pay the estimated purchase price (the “Estimated Purchase Price” or “EPP”) which the Parties have agreed to be equal to be the result from the following algebraic sum made by the Seller:
ESTIMATED PURCHASE PRICE = EV + ENFP
where:
-	EV is the enterprise value of the Company equal to Euro 53,000,000.00 (fifty three million); this amount has been unconditionally and finally agreed between the Buyer and the Seller (the “Enterprise Value” or “EV”); and

-	ENFP is the estimated net financial position of the Company at the Closing Date which shall be calculated by the Seller in good faith and in accordance to the criteria set forth in Schedule 3.1 and to the IFRS Accounting Principles, together with the relevant underlying calculations and figures and communicated by the

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Seller to the Buyer at least 7 (seven) Business Days before the Closing Date (the “Estimated Net Financial Position” or “ENFP”), such ENFP not to exceed the amount of Euros 4 million.
3.2. Payment of the Estimated Purchase Price
The Estimated Purchase Price shall be paid on the Closing Date by the Buyer to the Seller in Euro and in immediately available funds by wire transfer to the bank account notified by the Seller to the Buyer at least 5 (five) Business Days prior to the Closing Date.
3.3	Price adjustment mechanism and payment of the Adjustment Amount.
Within 30 (thirty) Business Days after the Closing Date, the Buyer shall deliver to the Seller a statement (the “Closing Statement”), setting forth in detail the Buyer’s calculation, carried out in accordance with the Italian Accounting Principles and Practices, of each of the following items:
(a)	the final purchase price (the “Final Purchase Price” or “FPP”), it being the result of the following algebraic sum:
FINAL PURCHASE PRICE = EV + CNFP
where:
- EV is the Enterprise Value; and
- CNFP is the net financial position of the Company at the Closing Date, calculated in accordance with the criteria, principles and definitions set forth in Exhibit 3.3 and with the IFRS Accounting Principles (the “Net Financial Position at Closing” or “CNFP”); and
(b)	the amount of the adjustment (the “Adjustment Amount” or “AA”), it being the result of the following algebraic sum:
AA = FPP - EPP
Together with the above mentioned statement, the Buyer shall provide the Seller with all the relevant documentation on which it has based its calculation.

3.4	Procedure

(a)	The Seller will have 20 (twenty) Business Days from the date it receives the Closing Statement to review the documents provided. The Buyer shall — and shall cause the

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Company to - cooperate with the Seller in order to provide it with all the information, data and documents the Seller may reasonably deem necessary to make its assessment.

(b)	If the Seller disagrees in any respect with any item, including the amount it reasonably believes to be the correct amount for such disputed item (the “Disputed Item(s)”) shown or reflected in the Closing Statement, it may, within such 20 (twenty)-Business-Day period deliver a written notice to the Buyer setting forth, in reasonable detail, each Disputed Item, the basis for its disagreement therewith together with, if applicable, its supporting calculations and the respective results, including its proposal of Adjustment Amount (the “Dispute Notice”). The dispute shall be resolved in accordance with the procedure set out in Section 3.4(c) and 3.4(d) here below.

In any event, it is hereby agreed between the Parties that the Final Purchase Price and the Adjustment Amount will become final and binding on the Parties, if:
(i)	no Dispute Notice is received by the Buyer on or prior to the end of such 20-Business-Day period, or

(ii)	the Seller has notified the Buyer in writing that the Seller accepts the Closing Statement and the amounts resulting there from, or

(iii)	the Closing Statement has been adjusted to reflect the Disputed Item(s) having been amicably resolved between the Seller and the Buyer in writing or

(iv)	the Adjustment Amount has been determined by the Auditor in accordance with the procedure as set out below in Section 3.4.(c) below.
(c)	Conversely, if a Dispute Notice has been received by the Buyer, then the Parties shall discuss whether an amicable written agreement can be reached. If within 20 (twenty) Business Days after receipt of the Dispute Notice (or such longer period as may be agreed in writing by the Parties), the Disputed Item(s) indicated in the Dispute Notice have, for any reason, not been resolved by mutual written agreement of the Parties, each of the Buyer or the Seller may request that the Auditor resolves the Disputed Items set forth in the Dispute Notice. The Auditor shall:
(i)	conduct a review of the Closing Statement (and the amounts resulting there from), the Dispute Notice, and any supporting documentation as the auditor in its sole discretion will deem necessary but limited to resolving the Disputed Items reflected in the Dispute Notice;

(ii)	be required to justify its determination;

(iii)	be empowered to act in compliance with article 1473, first paragraph, and 1349, first paragraph, of the Italian Civil Code, and shall settle as arbitrator any

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disputes which may be necessary to be settled for the calculation of the Adjustment Amount.
(d)	The Auditor shall, as promptly as practicable and in no event later than 20 (twenty) Business Days following its appointment by the Buyer and/or the Seller, deliver to the Buyer and the Seller a report (the “Adjustment Report”), in which the Auditor will resolve only the Disputed Items set forth in the Dispute Notice and will determine, with supporting calculations, the appropriate values of CNFP, FPP, and AA on that basis.
The Seller and the Buyer shall each promptly provide (and to the extent they are reasonably able shall procure that their respective accountants and the Company promptly provide) the Auditor with all information which it reasonably requires and the Auditor shall be entitled (to the extent it considers it appropriate) to base its opinion on such information and on the accounting and other records of the Company.
The Adjustment Report will be final and binding on the Parties. In resolving any Disputed Item, the Auditor may not assign a value to such Disputed Item that it is outside the range of values for such Disputed Item claimed by any of the Parties. The Auditor’s fees shall be allocated on a 50/50 basis between Seller and Buyer.
(e)	The Adjustment Amount will be paid within the 5th (fifth) Business Day after the Adjustment Amount has been finally determined by wire transfer of immediately available funds, in Euro and free of all charges and unconditionally, as the case may be, either to the Seller’s bank account or to the Buyer’s bank account, the details of which accounts will be notified by the respective Party to the other Party at the latest the second (2nd) Business Day Adjustment Amount has been finally determined. In particular, it is hereby agreed that if the Adjustment Amount is positive it shall be paid from the Buyer to the Seller and if the Adjustment Amount is negative it shall be paid from the Seller to the Buyer.
3.5	Financials

Notwithstanding any provision to the contrary herein, the Parties expressly agree that in no event shall the Financials, as defined in clause 4.1 hereafter, have any impact of any nature whatsoever on the Final Purchase Price or any components thereof.
4.	Condition precedent and actions prior to the Closing Date

4.1	Conditions precedent
Buyer shall have received (i) the Company’s audited balance sheets as of December 31, 2010 and 2009, and the statements of income, cash flow and

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stockholders’ equity for the twelve (12) month periods ended December 31, 2010 and 2009 (the “Year-End Financials”), which shall include all required footnote disclosures and Company’s unaudited balance sheets as of June 30, 2011, and the related unaudited statement of income, cash flow and stockholders’ equity for the six month periods ended June 30, 2011 and 2010, including all required interim footnote disclosures, (the “Interim Financials” and, together with the Year End Financials, the “Financials”) reviewed by the Company’s independent auditors in accordance with Statement of Auditing Standards No. 100, in each case prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and (ii) a letter from the Company’s independent accountants, substantially in the form set forth in Schedule 4.1 to the effect that they do not envisage any reason why they could not deliver (a) consent to allow the inclusion or incorporation by reference of their audit report on the Year-End Financials into a registration statement to be filed with the SEC or (b) a comfort letter in accordance with the guidance set out in Statement on Auditing Standards no. 72 (SAS 72) “Letters for Underwriters and Certain Other Requesting Parties” issued by the American Institute of Certified Public Accountants (AICPA), as amended and integrated by SAS 76, on a registration statement that could be filed with the SEC, which will include the Financials .
4.2	[INTENTIONALLY LEFT BLANK]

4.3	Interim Management
Except as otherwise provided in Schedule 4.3, Seller shall procure that during the Interim Period the Company will be conducted without entering into any agreement or incurring in any obligation, liability or indebtedness or taking any other action which exceeds the Ordinary Course of Business or which may reasonably be expected to cause any of the representations or warranties of the Seller contained in this Agreement to become materially untrue or incorrect. In particular, the Company:
(i)	will not acquire, sell, transfer, pledge, mortgage, encumber, lease or otherwise dispose of any fixed tangible or intangible asset or property for an amount exceeding Euros 25,000 per single transaction and Euros 250,000 in the aggregate;

(ii)	will not acquire any real estate;

(iii)	will not acquire, nor dispose of, in any form, participations in the equity of other companies;

(iv)	will not acquire any business, or dispose of the Business or any segment of the Business;

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(v)	will not issue or agree to issue a guarantee, indemnity or any other agreements aimed to secure, or incur financial or other obligations of Persons other than Loquendo;

(vi)	will not approve nor make any stock offering or other change in its capital structure involving the issuance of new shares or purchase or otherwise acquire any interest in its own equity;

(vii)	will not change its accounting methods, principles or practices, unless such change is provided by mandatory applicable law;

(viii)	will not (aa) terminate, or otherwise modify, the terms and conditions of the Material Contracts (as defined in article 7.13 (a), nor (bb) will it enter into new agreements which would fall into such a definition, save for any renewal thereof , nor (cc) will it grant to any third party any exclusive right to or with respect to any Intellectual Property Rights owned by or licensed to the Company, nor (dd) will enter into any agreements which include any exclusivity obligations, non-compete, most favorite nation pricing or other material restriction on the operation or scope of its Business;

(ix)	will not make any change (whether immediate, conditional or prospective) to, or grant or create, any additional allowance to employees, bonus or remuneration plan retirement, death or disability benefits scheme (including any change or addition affecting former directors, employees or consultants) other than those required by applicable laws and those approved prior to the date hereof as specified in Schedule 4.3(ix);

(x)	will not appoint or employ or make an offer of appointment or employment, to any new directors, employees, consultants or independent workers at an annual salary or rate of remuneration, save for as indicated in Schedule 4.3(x);

(xi)	will not decide, pay or make any dividend or other distribution or capital reduction;

(xii)	will not delay or accelerate the payment of any amount due, respectively, to or by its suppliers or customers or solicit or agree to the extension or acceleration of the payment terms otherwise applicable;

(xiii)	will not incur, outside of the Ordinary Course of Business, any expenditure or financial liability;

(xiv)	will not agree or undertake to do any of the foregoing.
It is understood that Loquendo will be entitled to take any action exceeding the Ordinary Course of Business described therein with the Buyer’s written consent, whose consent shall not be unreasonably withheld. When seeking such consent, the Seller or the Company shall provide the Buyer with sufficient anticipation all necessary information to take a timely and informed decision. The Buyer shall provide a written response within five (5) Business Days from the relevant written request, failing which the Buyer shall be deemed to have consented and, accordingly, Loquendo shall be entitled to proceed with the action proposed to be taken.

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4.4	Actions prior to Closing
a)	In order to allow the Other Shareholder to exercise the Tag-Along Right, the Seller shall deliver to the Other Shareholders, within 5 (five) Business Days of the date hereof, a notice in the form attached hereto as Schedule 4.4(a).

b)	The Seller shall cause the directors of Loquendo, and use its reasonable efforts to cause the effective statutory auditors and the alternatives statutory auditors of Loquendo, to resign or otherwise cease (however at no cost for the Company or the Buyer) from any office in Loquendo with effect from Closing Date.

c)	The Buyer acknowledges that the Seller has issued in the interest of the Company the guarantees, comfort letters and others similar commitments listed in Schedule 4.4(c) (the “Guarantees”). On or prior to the Closing Date, the Buyer shall cooperate with Seller to procure that the Seller be unconditionally released by the Guarantees with effect on the Closing Date by substituting the Guarantees effective on the Closing Date. In the event any of the beneficiaries of the Guarantees will not accept such substitution, Buyer and Seller shall agree in good faith a counter-guarantee to be released on the Closing Date by the Buyer in order to fully indemnify the Seller’s obligation under such Guarantees.

d)	On or prior to the Closing Date, the insurance coverage listed in Schedule 4.4(d) shall automatically expire as a consequence of the change of control of the Company. The Seller will cooperate with the Buyer in order to allow the Company to continue to benefit of such insurance cover (whose costs will be borne by the Company itself or by the Buyer as from the Closing Date), if so requested by the Buyer in writing prior to such expiry.

e)	The Seller shall cause the Company and the parties mentioned in Schedule 4.4(e) to terminate at no cost for the Company the agreements mentioned in that Schedule (the “Intercompany Agreements”), except for the services that the Buyer has asked to maintain in force after the Closing Date at the same terms and conditions and for a transitional period of time, which shall be governed by the transitional services agreement attached hereto as Schedule 4.4(e2).

f)	The Seller shall ensure that all financial arrangements existing between any of the TI Companies on the one hand and the Company on the other hand, whose list is attached hereto as Schedule 4.4(f) shall be fully settled and terminated at the Closing Date.

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g)	The Seller, in the event the Other Shareholders have exercised the Tag-Along Right, shall promptly deliver to the Buyer the notice received from the Other Shareholders according thereto.

h)	On or prior to Closing, the Seller and the Company shall have executed a commercial agreement reflecting the terms summarized in Section 11.3 below.
5.	The Closing

5.1	Place and Date of Closing
The Closing shall take place at the offices of the Seller in Rome, Corso Italia, 41, on the fifth (5th) Business Day after the date of a written notification sent by the Seller to the Buyer to such effect promptly following the satisfaction of the condition precedent mentioned in section 4.1 of this Agreement (the “Closing Date”), or such other place, date or time the Parties may determine by written agreement.
5.2	Activities at the Closing
In addition to any other action to be taken and to any other instrument to be executed and/or delivered pursuant to this Agreement, at the Closing:
(a)	the Buyer shall:
(i)	pay to the Seller the Estimated Purchase Price in accordance with Section 3.2;

(ii)	in the event the Other Shareholders have exercised the Tag-Along Right, pay to the Other Shareholders the purchase price for the Other Shares, it being equal to the same per share price of the TI Shares;

(iii)	execute and deliver and/or cause to be executed and delivered such other instruments as may be necessary, under applicable law, to acquire the full and unencumbered ownership of the Shares;

(iv)	deliver to the Seller a written statement, substantially in the form attached hereto as Schedule 5.2(a)(iv) whereby it shall undertake to abstain from acting against present and past directors and statutory auditors of the Company in connection with their capacity as such — this undertaking to exclude claims based on willful misconduct or gross negligence — and shall therefore undertake to indemnify each such individual in case of breach of its undertaking to abstain;

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(v)	execute and deliver and/or cause to be executed and delivered the guaranties, comfort letters and others similar commitments necessary in order to discharge TI, and its Affiliates, to the fullest possible extent from the obligations set forth in the Guarantees;

(vi)	in the context of a shareholders’ meeting of the Company to be held at Closing, vote to release and discharge, to the maximum extent permitted by law, the directors and statutory auditors of Loquendo from and against any and all liabilities arising from their holding of the offices as, respectively, directors and statutory auditors of Loquendo up to the Closing Date;
(b)	the Seller shall:
(i)	in the event the Other Shareholders have not exercised the Tag-Along Right deliver to the Buyer a written declaration, in the form attached hereto as Schedule 5.2(b)(i), whereby Seller certifies that the Tag-Along Right has not been exercised by the Other Shareholders;

(ii)	deliver to the Buyer the certificates representing the TI Shares, duly endorsed;

(iii)	execute and deliver such other instruments as may be necessary, under applicable law, to vest in the Buyer the full ownership of the TI Shares free of any Encumbrance;

(iv)	cause Loquendo to register the Buyer in its shareholders register as the full and unencumbered owner of the TI Shares;

(v)	deliver to the Buyer resignation letters of Loquendo Board members and statutory auditors, effective on the Closing Date, confirming that they have no claims for compensation for termination, loss of office or otherwise, with the exception of the compensation due to the statutory auditors according to their mandates, such letters substantially in the form set forth in Schedule 5.2(b)(iv);

(vi)	procure the holding of an immediately subsequent shareholders’ meeting for the Buyer to appoint directors in lieu of the ones who shall have resigned or otherwise ceased from office and, where applicable, to appoint statutory auditors in lieu of the ones who shall have resigned or otherwise ceased from office.

(vii)	deliver to the Buyer a specific Schedule which will update, or integrate, the exceptions to the representations and warranties mentioned in Section 7 for the purposes of Section 9, insofar as such changes are

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required as a result of events occurring subsequent to the date hereof (it being understood that the mere discovery of events following the date hereof shall not constitute a basis for any such change to the extent that the event occurred or existed prior to the date hereof) which would render any representation or warranty inaccurate or incomplete at any time after the date of this Agreement until the Closing Date. However, it is understood by the Parties that supplemental information set forth in such Schedule shall not be deemed to avoid or cure any misrepresentation or breach of warranty and does not negate any indemnity hereunder.
All actions and transactions set forth in this Section 5.2 shall be regarded as one and single transaction so that no action or transaction shall be deemed to have taken place if and until all other actions and transactions constituting the Closing shall have taken place as provided in this Agreement. It is agreed that in the event any of the Parties will not attend the Closing after the conditions precedent (if any) having been met, the other Party shall be free to start an action pursuant to article 2932 of the Italian civil code (specific performance).
5.3	Transfer of Title
Upon the occurrence of the Closing in accordance with Section 5 herein, the Buyer will acquire full ownership and good and marketable title to the TI Shares as of the Closing Date.
6.	Post — Closing Covenants of the Buyer
(a)	After the Closing Date, upon Seller’s reasonable request, Buyer shall cause the Company and its representatives and counsel to cooperate with Seller and its representatives and counsel for purposes of permitting Seller to address and respond to any matters that arise as a result of or otherwise related to Seller’s prior ownership of the Company, whether or not related to this Agreement, including any assets, liabilities or other matters related to the Company that are retained by Seller and any claims made by or against Seller, whether involving any Public Authority or third party.

Such cooperation shall include (i) assisting Seller in connection with any actions, including preparation for any actions such as discovery, depositions and similar activities, and (ii) providing Seller with financial information and supporting documentation relating to the Company, reasonably requested by Seller to prepare consolidated financial statements covering the period prior to Closing. Buyer’s obligations under this Section 6(a) are in addition to Buyer’s other obligations to cooperate with Seller contained in this Agreement.

(b)	The Buyer agrees to hold all of the books and records of the Company existing on the Closing Date and not to destroy or dispose of any thereof for the period required by applicable law.

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(c)	The Buyer hereby agrees that, starting from the Closing Date, it shall cause the Company to cease any direct or indirect use (whether such use is formalized in writing or not) of the names, trademarks or logos of the TI Companies, as well as any reference thereto. However it will not constitute a violation of this clause the use of such names, trademarks or logos for a 30 (thirty) day period following the Closing Date if such use cannot be stopped at the Closing Date with the reasonable efforts of the Buyer.

(d)	The Buyer, based on its strategic and industrial plans, undertakes that the Company, becoming part of its organization, will be provided with the resources and expertise necessary to prosper as a key development and competence centre in the speech technologies solutions, also by strengthening — to the extent possible — the collaboration with the research &technology pole of the Italian academic institution and, in particular, with the Politecnico of Turin.

The Buyer, therefore, does not anticipate any reduction of the overall level of the Company’s activity, changes of overall market conditions or the Company’s operational state and undertakes, (x) for a period of 18 months of the Closing to keep the Company’s headquarters and premises in Turin area and (y) for a period of 12 months of the Closing not to cause the Company to:
(i)	start and/or implement any action aimed to (a) the collective dismissal of the Company’s work force or (ii) making recourse to the procedure established by law n°223/1991 (procedura di mobilità), unless it has been priorily reached an agreement with the Unions which provides, inter alia, that such procedure may be implemented only in case of agreement of the workers involved;

(ii)	dismiss any employees of the Company except for cause (licenziamento per giusta causa);
it being understood and agreed that the Company is always allowed to facilitate the voluntary resignation of the Company’s employees and/or reach an agreement with the Unions directed to reduce the Company’s workforce, save as provided for in paragraph (i) above.

Furthermore, after expiration of such 12 months period, and for a further period of 6 months therefrom, Buyer undertakes not to start or implement any major restructuring and/or drastic changes to the organization or employment structure of the Company.
7.	Representations and Warranties of the Seller

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The Seller hereby makes the following representations and warranties to the Buyer, each of which shall be true and correct also on the Closing Date:
7.1	Organization and Standing
TI is a company duly incorporated, validly existing and in good standing under Italian law, and is not subject, nor likely to become subject, to any bankruptcy or insolvency procedure applicable to it, nor to any other similar proceedings which may lead to the claw back of the transaction ruled herein.
7.2	Authorization
(a) All corporate acts and other proceedings required to be taken by or on behalf of TI to authorize it to enter into and to carry out this Agreement have been duly and properly taken, and this Agreement has been duly executed and delivered by TI and constitutes a valid and binding obligation of the Seller enforceable against it in accordance with its terms.
(b) No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any governmental or public body or authority is required for TI to execute and perform this Agreement.
7.3	No Conflict
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in the breach of, or constitute a default under, the articles of incorporation and the By-laws of TI or the Company , or any legal, regulatory (to this respect, without prejudice to Section 7.2), or contractual obligation applicable to TI or the Company (save for any change of control clause contained in the Intercompany Agreements, the Material Contracts and/or the Company’s Agreements) or any decision rendered by ordinary or administrative courts or by arbitrators, applicable to TI or the Company, as the case may be, which breach or decision might materially adversely affect the transaction ruled herein.
7.4	Ownership of the Shares
(a)	TI Shares and the Other Shares constitute the entire share capital and voting rights of the Company.

(b)	TI has good and marketable title to the TI Shares, free and clear of any Encumbrances and has the full right, power and authority to sell, assign, transfer and deliver the TI Shares in accordance with the terms of this Agreement.

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(c)	Upon the occurrence of the Closing, in accordance with Section 5, the Buyer will acquire full and unencumbered ownership of the TI Shares.
7.5	Compliance with law
The Seller is in compliance with any laws and regulations to which it is subject in all material respect.
To the knowledge of the Seller, the Company is in compliance with any laws and regulations to which it is subject in all material respect.
7.6	Capitalization
(a)	The authorized share capital of the Company is indicated in Schedule 7.6(a) and is fully paid in.

(b)	There are no options, warrants, conversion or subscription rights, agreements, contracts or commitments of any kind obligating the Company, conditionally or otherwise, to issue or sell any new shares of capital stock, or instrument convertible into or exchangeable for any shares, or to repurchase or redeem any of its shares.

(c)	The Company is a company duly incorporated, validly existing and in good standing under Italian law, and is not subject to liquidation or to any insolvency procedures.
7.7	Reference Financial Statements
(a)	The Reference Financial Statements have been prepared and audited in accordance with the Italian Accounting Principles and Practices and therefore reflect all liabilities of the Company which should be recorded according to the Italian Accounting Principles and Practices and present a true and fair view of the financial position of the Company at December 31, 2010.

(b)	To the knowledge of the Seller since December 31, 2010 through the date hereof, the Company has conducted its activity in a good-faith and in the Ordinary Course of Business manner and in particular, since December 31, 2010, the Company has not
(i)	acquired, sold, transferred, pledged, mortgaged, encumbered, leased or otherwise disposed of any fixed tangible or intangible asset or property nor it has incurred any expenditure or financial liability for an amount

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exceeding Euros 25,000 per single transaction and Euros 250,000 in the aggregate, save as indicated in Schedule 7.7(b)(i);

(ii)	acquired any real estate;

(iii)	acquired, nor disposed of, in any form, participations in the equity of other companies;

(iv)	acquired, or disposed of, any business or segment of business;

(v)	given or agreed to give a guarantee, indemnity or other agreement to secure, or incur financial or other obligations of Persons other than Loquendo;

(vi)	approved nor made any stock offering or other change in its capital structure involving the issuance of new shares or purchase or otherwise acquired any interest in its own equity;

(vii)	changed its accounting methods, principles or practices, unless such change was provided by mandatory applicable law;

(viii)	terminated, or otherwise modified, the terms and conditions of the Material Contracts (as defined in article 7.13 (a), or entered into new agreements which would fall into such a definition, save for any renewal thereof and for those listed in Schedule 7.7(b) (viii);

(ix)	made any change (whether immediate, conditional or prospective) to, or granted or created, any additional allowance to employees, bonus or remuneration plan retirement, death or disability benefits scheme (including any change or addition affecting former directors, employees or consultants) other than those required by applicable laws and those listed in Schedule 7.7(b)(ix);

(x)	appointed or employed or made an offer of appointment or employment, to any new directors, employees, consultants or independent workers at an annual salary or rate of remuneration in excess of Euros 30,000;

(xi)	decided, paid or made any dividend or other distribution or capital reduction, save as indicated in Schedule 7.7(b)(xi);

(xii)	agreed or undertaken in writing to do any of the foregoing.
(c)	The Company has no off-balance sheet commitments other than those which have been entered into by the Company in the Ordinary Course of Business.
7.8	Assets
(a)	The Company (except as indicated in Schedule 7.8(a)) has good and valid title, free and clear of any Encumbrances, to all assets owned by it as reflected in the Reference Financial Statements (the “Assets”).

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(b)	The Company is in lawful and exclusive possession of the Assets and has no knowledge of any expropriation proceeding pending or threatened in writing with respect to any such Assets which would preclude or materially impair their use.
Each Asset is fit for its respective current use (tear and wear excepted).
7.9	Intellectual Property
(a)	The Company (except as indicated in Schedule 7.9(a)) is the sole, exclusive and registered (where applicable) owner of, and/or has all rights to use, the Intellectual Property described in Schedule 7.9(a) which is free of any Encumbrances. Except for the Intellectual Property described in Schedule 7.9(a), no other Intellectual Property is used by the Company to run its business the way it is presently conducted.

(b)	Except as otherwise provided in Schedule 7.9(b), there is no proceeding pending against the Company which may adversely affect the Company’s ownership or use (as the case may be) of the Intellectual Property described in Schedule 7.9(a).

(c)
(i)	The Company owns or has a valid right to use all the Intellectual Property that is required for the conduct of its business as it is presently carried out. The Company has not received any written claim or notice from any third party alleging that the Company has infringed or currently infringes any third party’s intellectual property rights.

(ii)	To the knowledge of the Seller, there is no third party’s conduct which infringes upon or otherwise violates in any material respect the Intellectual Property described in Schedule 7.9(a).

(iii)	To the knowledge of the Seller, except as otherwise provided in Schedule 7.9(c)(iii), all material application, registration, maintenance and renewal fees in connection with the Intellectual Property and applications thereof have been paid and all material documents and certificates in connection with such Intellectual Property have been filed and maintained with the relevant authority.

(iv)	Except as otherwise provided in Schedule 7.9(c)(iv), no licenses or other rights on the Intellectual Property described in Schedule 7.9(a) have been granted or are in force in favor of any third party.

(v)	Except as set forth in Schedule 7.9(c)(v), to the extent that any

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Technology has been developed or created independently or jointly by any Person other than the Company, for which the Company has, directly or indirectly, provided consideration for such development or creation, and such Technology is used in or necessary to the conduct of Company’s business as presently conducted or currently contemplated to be conducted by the Company, the Company has an agreement with such Person with respect thereto, and the Company thereby has obtained ownership of, or a right of use, all such Technology and associated Intellectual Property by operation of law or by valid assignment. All rights in, to and under all Technology and Intellectual Property Rights created by the Company’s employees for or on behalf or in contemplation of the Company during their employment with the Company, have been duly and validly assigned to the Company, by contract or by operation of law.

(vi)	Except as set forth in Schedule 7.9(c)(vi), the Company has not transferred ownership of, or granted any exclusive license of or exclusive right to use, sell, license, manufacture or otherwise distribute, or authorized the retention of any exclusive rights to use, any Technology or Intellectual Property Rights, to any other Person.

(vii)	This Agreement will not result in: (i) the Company or Buyer granting to any third party any right to or with respect to any Intellectual Property Rights owned by the Company, (ii) the Company or Buyer being bound by or subject to, any exclusivity obligations, non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) the Company or Buyer being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(viii)	The Company has taken reasonable steps under Italian applicable law to protect the Company’s rights in proprietary and confidential information, trade secrets and know-how of the Company or provided by any other Person to the Company.

(ix)	Neither the Company nor any Person acting on the Company’s behalf has disclosed, delivered or licensed to any Person, other than an escrow agent, agreed to disclose, deliver or license to any Person, other than an escrow agent, any software source code constituting Company Intellectual Property (“Company Source Code”).

(x)	The execution of this Agreement and the consummation of the transactions contemplated hereby (with or without notice or lapse of

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time or both) will not, or could reasonably not be expected to, result in the disclosure or delivery by or on behalf of the Company of any Company Source Code.

(xi)	Schedule 7.9(c)(xi) lists all unsettled current and future payment or other compensation claims, owed by the Company to any Person, including without limitation employees and managers of the Company, for assignments of inventions or Intellectual Property Rights.
7.10	Taxes
(a)	The Company has timely filed all relevant Tax returns, and all such Tax returns are true, correct and complete. All Taxes in respect thereof have been fully paid or adequately reserved for.
(i)	No Tax claims are pending against the Company and no written notice of any such claim was received by the Company. No issues have been raised in any examination by any Tax authority with respect to the Company which reasonably could result in a deficiency or increase in Tax burden for any fiscal year so examined.

(ii)	The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Company’s employee, former employee, independent contractor, creditor, stockholder, or other third party.

(iii)	All records, accounts and other documents which the Company is required to keep for Tax purposes have been duly kept at the Company’s premises or are otherwise readily accessible to it.
7.11	Employees
The personnel employed by the Company (“Employees”) is listed in Schedule 7.11 which indicates the identification numbers, duties, seniorities, annual compensations and terms of office (i.e. temporary vs. indefinite and full time vs. part time). The Employees are regularly recorded in the appropriate books of the Company in accordance with applicable laws and regulations.
(i)	The Company has made all the filings and taken all the actions required to be made or taken in respect of the Employees under applicable social security, labour and welfare laws and regulations, and such filings are true, correct and complete.

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(ii)	All payments — including Social Security Charges — due under applicable laws and regulations in respect of the Employees have been fully paid or adequately reserved for.

(iii)	The Company has not breached or otherwise failed to comply with all applicable labour and social security laws and provisions of any collective bargaining or union contract or any individual or company labour agreement executed with the Employees.

(iv)	No claims or investigations are pending against the Company which reasonably could result in a deficiency or increase of Social Security Charges.

(v)	With the exceptions of the monetary benefits listed in Schedule 7.11((v), there are no monetary benefits payable to the Employees.

(vi)	Except as otherwise provided in Schedule 7.11(vi), neither the Seller nor the Company have undertaken to increase the rates of remuneration or to grant a bonus or advantage of any kind or pay any compensation to any of the Company’s employees after the date hereof other than as imposed by applicable Law or by the Collective Agreements.
7.12	Litigation and Claims
Except as otherwise disclosed in Schedule 7.12, the Company is not a party to any pending litigation or claims, whether before the ordinary courts or before administrative, tax or other courts or arbitrators.
7.13	Contracts
Schedule 7.13 contains a complete and correct list of the contracts to which the Company is a party having:
For active contracts, i.e contracts where the Company receives a monetary consideration in exchange for its products or services a value in excess of (i) Euro 100,000 (one hundred thousands) based on aggregate turnover per client as of 2010 (as at December 31) and (ii) Euro 50,000 (fifty thousands) based on aggregate turnover per client as of 2011 (as at June 30) and (iii) agreements having a minimum guaranteed turnover for 2011 of Euro 100,000 (one hundred thousands)
For passive contracts, i.e. contracts where the Company pays a monetary consideration in exchange for products or services

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a value in excess of (i) Euro 50,000 (fifty thousands), based on aggregate expenditures per supplier as of 2010 (as at December 31) and (ii) Euro 25,000 (twenty five thousands) based on aggregate expenditures per supplier as of 2011 (as at June 30) and (iii) agreements having minimum guaranteed expenditures for 2011 of Euro 50,000 (fifty thousands)
(together, the “Material Contracts”).
(i)	To the knowledge of the Seller, each Material Contract is in full force and effect in all material respects and enforceable against each party thereto except to the extent that any failure of specific clauses of any Material Contract to be enforceable could not be foreseen as a cause of termination of such Material Contract. The conclusion and consummation of this Agreement shall not give to any party of such Material Agreements the right to terminate such Material Agreement (save for any Intercompany Agreements and for any change of control clauses contained in the agreements contained in Schedule D.
(ii)	Except as otherwise disclosed in Schedule 7.13 (ii) the Company is not in default in respect of payments due under any Material Contracts with its suppliers, nor is it likely to incur in any liabilities for delayed payments in respect thereof.
(iii)	Except as otherwise disclosed in Schedule 7.12, none of the Material Contracts is subject to any pending litigation nor the Company has received notices in writing directly threatening the filing of judicial claims or to terminate any Material Contract.
Before the date of this Agreement, Buyer has had access to the Company’s agreements contained in Schedule 7.13(a) (the “Company’s Agreements”). The Seller represents and warrants that, to the knowledge of the Seller, the Company’s Agreement are true and complete and, except as listed in Schedule 7.13(a), they have not been adversely amended in any material respect.
Apart from the Company’s Agreements, to the knowledge of the Seller no agreements to which the Company is a party contain any clause, provisions, covenants or however issues, in the areas of IP or non-compete or most favored nation clauses, that would materially adversely impact the enterprise value of the Company.

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7.14	Insurance
(a)	The Company maintains the insurance policies listed in Schedule 7.14(a), that are those required and customary in connection with the conduct of its business. Premiums due under all such insurance policies have been regularly and timely paid or reserved for.
(b)	All such insurance policies are in full force and will be automatically terminated as a direct consequence of Closing. The Company has not received notice of cancellation or termination or non-renewal of any such insurance policies.
7.15	No Brokers
Neither the Seller nor the Company have incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated hereby, the payment of which could be validly claimed from the Buyer, its Affiliates or the Company.
7.16	No derivatives
The Company is not a party to any hedging agreements or other derivatives, except for hedging agreements entered into in the Ordinary Course of Business by the Company with financial institutions for covering the risk of fluctuation of the exchange rates with respect to the sale of services or goods by the Company.
7.17	No other Representations and Warranties
(a)	As the Buyer represented to have a deep knowledge of Loquendo and its business perspectives as well as a clear and good understanding of its business and products, and of the market in which the Company operates, the Parties have agreed that the Seller will grant the Buyer with a set of representations and warranties on the Company standard for transactions of this nature, but limited to those listed here above. Therefore no express or implied representation or warranty other than those expressly provided in this Section 7 is given or will be given by or on behalf of the Seller or the Company to the Buyer.
(b)	The representations and warranties set forth above are made to the Buyer subject only to the disclosures contained herein, and the Schedules attached to this Agreement, including Schedule D, which shall be deemed to constitute an exception or to otherwise limit the scope of the Seller’s representations and warranties.
8. Representations, Warranties of the Buyer

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The Buyer hereby makes the following representations and warranties to the Seller, each of which shall be true and correct also on the Closing Date.
(a) Organization and Standing
The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, U.S.A..
(b) Authorization
(i)	All corporate acts and other proceedings required to be taken by or on behalf of the Buyer to authorize the Buyer to enter into and to carry out this Agreement have been duly and properly taken, and this Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.
(ii)	No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any governmental or public body or authority is required for the Buyer to execute and perform this Agreement.
(c) No Conflict
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in the breach of, or constitute a default under, the articles of incorporation or the By-laws of the Buyer.
(d) No Brokers
Buyer has not incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated hereby, the payment of which could be validly claimed from the Seller or any of their Affiliates.
(e) Funding
Buyer will have at Closing sufficient funds to pay in immediately available funds in Euro the Estimated Purchase Price, all amounts necessary to make the payments, to consummate transactions and to perform all its other obligations contemplated by this Agreement.
(f) Antitrust
The Buyer represents and warrants to the Seller that the completion of the transaction contemplated by this Agreement does not require any antitrust clearance by the

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Commission of the European Union or by the competent authorities in each country of the European Union or the USA.
(g) Compliance with law
The Buyer is in compliance with any laws and regulations to which it is subject in all material respect.
(h) No Reliance
In connection with entering into this Agreement: (i) the Buyer is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel document and analysis (whether written or oral) of the Seller or the Company nor on any guarantee, or representation as to the expected or projected success, profitability, return, performance or result of the Company other than the representations and warranties contained in this Agreement; (ii) the Buyer has made its own decisions with respect to entering into this Agreement and consummating the transaction contemplated hereunder exclusively based upon its own judgment and upon any advice from its advisers as it has deemed necessary and not upon any view expressed by the Seller or the Company (directly or indirectly through any other Person); and (iii) the Buyer is entering into this Agreement with a full understanding of its terms and conditions.
9.	Indemnification by the Seller
9.1	Undertaking of the Seller
9.1.1	Subject to the provisions of Sections 9.3 and 9.4 the Seller shall indemnify and hold harmless the Buyer in respect of the Losses incurred or suffered by the Buyer as a result of acts, omissions, facts or circumstances that represent a breach of any representations and warranties listed in Section 7 and/or any Seller’s covenant contained in this Agreement, up to the amount of the Cap (other than covenants under Sections 4.3, 11.1, 11.2 and 11.3).
9.1.2	For the purposes of this Agreement “Loss” shall mean any direct cost, damage or liability, including reasonable legal fees incurred in the investigation, prosecution and defence of claims; provided, however, that any indirect Losses shall not constitute a Loss for purposes of this Agreement.
9.2	No Other Remedy
The rights and remedies provided in Section 9.1 shall be in lieu of any and all other right or remedy of the Buyer, provided by law (in contract and/or in torts) or otherwise, however arising in connection with any breach of the representations and warranties covenants

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and/or obligations (other than covenants under Section 11.1 and 11.2) of the Seller contained in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, no breach or inaccuracy of any covenants, (other than covenants under Section 4.3(iv), 4.3(viii) representations or warranties of the Seller contained in this Agreement will give rise to any right on the part of the Buyer to rescind or terminate this Agreement.
9.3	Exclusions, Deductions, Limitations and Monetary thresholds
9.3.1	Exclusions
The Seller shall not be responsible under Section 9.1:
(a)	in respect of any actual or alleged breach of the representations and warranties referred to herein which is notified by the Buyer to the Seller later than 18 months of the Closing Date except for (i) any Claims under any Seller’s Warranties and Representations concerning the matters set forth in Sections 7.4 (Ownership of the Shares), which shall be barred upon expiration of the tenth anniversary of the Closing Date, and (ii) any Claims under any Seller’s Warranties and Representations set forth in Sections 7.5 (Compliance with Law), 7.10 (Taxes) and 7.11 (Employment Matters), which shall be time-barred only after 30 (thirty) Business Days following the date on which any claim by the competent authorities or other interested party or parties in respect of the matters covered by such Sellers’ Warranties and Representations is finally barred by any applicable statute of limitations;
(b)	if the liability for which indemnification is sought may be attributed to any changes in accounting or tax methods, applicable laws, regulations, administrative regulations, modifications of the scope of coverage of the insurance policies of the Company or changes of other policies of the Company after the Closing Date;
(c)	in connection with facts or matters which are disclosed in this Agreement (including, for sake of clarity, any of its Schedules) or in Schedule D;
(d)	in relation to any additional Losses deriving from the situation giving rise or likely to give rise to a liability, which could have been avoided if the Buyer or the Company (as appropriate) had used, upon becoming aware of such situation, any reasonable actions in order to limit or mitigate such Losses;
(e)	without prejudice of what is provided in this Agreement, in respect of any contingent or potential liability, unless and until such liability has become actual and has been properly paid for by the Buyer or the Company in accordance with the procedure set forth in Section 9.4 or has become the subject matter of a final

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and unappealable (judicial or arbitration) award, provided that the Buyer shall be entitled to raise a claim before the expiry of the period established by Section 9.3.1(a) for any contingent or potential liability (provided such potential liability is supported by a written request from the third party involved) which shall then remain valid and pending until actual payment, if any, notwithstanding the expiration of the applicable period as set forth in subparagraph (a) above.
9.3.2	Deductions
The amount of all indemnities payable by the Seller pursuant to Section 9.1 shall be further reduced by:
(i)	any fund and/or provision recorded in the Reference Financial Statements and/or in the Company’s accounts relating to the category of event giving rise to indemnification; and
(ii)	the amount of any payment from third parties (whether insurance companies or otherwise) that the Buyer or the Company has actually received in connection with the event giving rise to indemnification.
9.3.3	Limitations
Subject to the provisions set forth in Sections 9.3.1 and 9.3.2, the amount payable by the Seller pursuant to Section 9.1 shall also be subject to the following limitations:
(a)	in case of any tax assessment that only results in the shifting of the tax burden from one fiscal year to another, any indemnification relating thereto shall be limited to the actual net and final cash cost thereof to the Company;
(b)	in case the Seller has indemnified the Buyer for a Loss suffered or incurred by the Company, the correspondent damage, if any, suffered by the Buyer because of the diminished value of the participation will not constitute a Loss to be indemnified;
(c)	if the same circumstance constitutes a breach of different representations and warranties, such circumstance will only be deemed as a breach of the representation and/or warranty which is more relevant;
(e)	in no event there will be a duplication of indemnification with respect to a breach of any of the representations and warranties made in this Agreement.
9.3.4	Monetary thresholds
(a)	The Seller shall not be liable:

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(i)	if the amount due in connection with any single occurrence (or series of events of a similar nature) giving rise to liability pursuant thereto does not exceed Euro 35.000,00 (thirty five thousand);
(ii)	until the aggregate of all amounts that would otherwise be due by the Seller (taking into account the amounts to be subsequently excluded pursuant to point (i) above) exceeds Euro 500,000 (five hundred thousand) (the “Threshold”), provided that, if such limit is exceeded, the Sellers liability shall be limited to the excess of half of the Threshold (i.e. Euro 250,000 (two hundred and fifty thousand).
(b)	In any event, and subject to above, the Seller’s maximum aggregate liability under Section 9.1 shall be limited to Euro 3,000,000.00 (three million) (the “Cap”), provided that the Cap shall not apply to any breach of the covenants under Sections 4.3, 11.1, 11.2 and 11.3 of this Agreement.
9.4	Handling of Claims
(a)	If any event occurs which could give rise to the Seller’s liability under Section 9.1 in respect of any warranties or representations contained herein, the following provisions shall apply:
(i)	the Buyer shall give prompt written notice to the Seller of such event and shall provide all reasonable particulars thereof within 40 (forty) Business Days of the occurrence of such event, upon penalty of forfeiture;
(ii)	during a period of 30 (thirty) Business Days following the giving of a written notice to the Seller of the kind referred to under point (i) preceding, the Seller and the Buyer will attempt to resolve any differences which they may have with respect to any matters constituting the subject matter of such notice. If, at the end of such period, the Seller and the Buyer fail to reach agreement in writing with respect to all such matters, then all the matters as to which agreement is not so reached may, thereafter, be submitted to arbitration pursuant to Section 11.7 hereof.
(b)	If any claim, suit or proceeding (“Claim”) is asserted or commenced by any third party claimant (“Third Party”) against the Buyer or the Company, possibly resulting in the right of the Buyer to be indemnified pursuant to this Section 9, the Seller will be entitled to have one or more professionals at its own choice appointed to support the defense team and to identify the defensive strategy and actions with the other professionals appointed, if any, by the Buyer provided that in each such case the Seller and the Buyer respectively shall pay all their appointed professionals fees, out-of-pocket costs and expenses. In the event that a

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settlement of a pending litigation is proposed by the Seller to the Buyer and/or the Company as being already acceptable to the relevant Third Party, and the Buyer does not approve it, no settlement will be entered into, but the Seller shall only be liable to reimburse and indemnify the Buyer and/or the Company, as appropriate, of an amount not exceeding the amount it proposed to settle for. Conversely, in the event that a settlement of a pending litigation is proposed by the Buyer and/or the Company to the Seller as being already acceptable to the relevant Third Party, and the Seller does not approve it, no settlement will be entered into, but the Seller will be liable to reimburse and indemnify the Buyer and/or the Company of any and all the amounts which should result payable by the Buyer and/or the Company at the end of the litigation, without such obligation being subject to the above monetary limitations.
10. limitation of liabilityof the Buyer
It is hereby agreed by the Parties that the maximum liability of the Buyer for the breach of its representations, warranties, covenants and obligations hereunder shall not exceed the amount of Euros 3 (three) million. Such limitation of liability shall in no event apply for the Buyer’s representation under Section 8(f) and for the Buyer obligation to pay the Estimated Purchase Price and the Final Purchase Price.
11. Further Covenants
11.1	Non Compete
(a)	The Seller covenants and agrees that, for a period of three (3) years after the Closing Date, the Seller shall not, and shall procure that its Affiliates shall not:
(i) engage in or carry on, within the geographical area encompassed (as of the date hereof) by the boundaries of the European Union, Switzerland, Asia and the Americas any business competing with the business of Loquendo as conducted on the date of this Agreement, namely any business in the field of development of speech technologies software, as better indicated in Schedule 11.1(a)(i) attached hereto (the “Business”), which has in the aggregate an annual turnover of Euros 3 (three) million;
(ii) acquire any interest in any partnership, joint venture, corporation (whether as lender or as investor) of more than two (2) percent of any class of the issued and outstanding securities of a listed corporation, or more than twenty (20) percent of any class of the issued and outstanding securities of a non listed corporation which has the Business as its core business.

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(b) The Parties believe that the restrictions contained in Paragraph (a) preceding are reasonable and justified under the circumstances. However, should any Court or other authority of competent jurisdiction determine, at any time, any such restrictions to be unenforceable or unreasonable as to scope, territory or duration, such scope, territory or duration shall be deemed to be reduced to that declared or determined by said Court or other authority to be enforceable and reasonable. Each of the restrictions contained in Paragraph (a) are enforceable independently of each of the others and the validity of each shall not be affected if any others are deemed to be invalid.
(c) For the sake of clarity it is agreed by the Parties that the non compete restrictions contemplated by this Section 11 shall not apply (i) to any activity or business already carried out by the Seller and its Affiliates as of the date hereof, and (ii) to any direct or indirect interest in any partnership, joint venture, corporation (whether or not listed) owned by the Seller and its subsidiaries as of the date hereof and (iii) to any research project/program/initiative involving Italian Authorities and/or academic institution in the field of semantic.
11.2	Non-Solicitation
Save as otherwise agreed between the Parties, for a period of three (3) years from the date hereof Seller shall not, and shall cause any of its Affiliates not to, actively solicit or entice away any Employees from the Company. This however shall not prohibit Seller and its Affiliates from hiring an officer, a manager or an employee of the Company after such person responds to a general advertisement not targeted specifically at Company personnel.

11.3	Business Stability — Three Year Commitment

The Seller undertakes, for itself and its subsidiaries, and for a period of thirty-six months after the Closing Date, to buy (and to procure that its Affiliates buy) Company’s products and services, on terms and conditions at least consistent with past practice, for an aggregate turnover equal to Euros 7,000,000.00, split, unless otherwise agreed between the Parties depending upon their business requirements, as follows:
(i) Euros 2,500,000.00 until the first anniversary from Closing; and
(ii) Euros 2,500,000.00 in the period between the first and the second anniversary from Closing; and
(iii) Euros 2,000,000.00 in the period between the second and the third anniversary

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from Closing;
Should the Seller and/or its Affiliates buy in any given period under paragraph (i), (ii) and (iii) above products and services for an aggregate turnover higher than the one referred to in such period, the excess turnover will be credited to the turnover for the subsequent period until the amount of Euros 7,000,000.00 is reached
The Seller hereby waives, for itself and its Affiliates and with immediate effect as from Closing, to any most favored nation or best pricing clause contained in any agreement between the Seller or its Affiliates and the Company with respect to other Company’s clients located or anyway doing business in countries other than Italy, Brazil and Argentina. In Italy, Brazil and Argentina, however, such clauses shall apply only in relation to the products of the Company, their enhancements or replacements (including replacements marketed by Buyer). Any such clauses shall be automatically terminated as from the Closing Date.
12. Confidentiality and Announcements
12.1	Confidentiality Obligations
The Parties acknowledge and agree that all the confidentiality undertakings contained in the confidentiality agreement executed and exchanged by and between TI and the Buyer on April 12, 2011 (the “Confidentiality Agreement”) will remain in full force and effect in accordance with its terms also after the date hereof.
12.2	Announcements
All publicity, release or announcement concerning the execution or delivery of this Agreement, any of the provisions contained herein or the transactions contemplated hereby (including the consummation of the Closing) will be issued with the prior written consent of the Seller and the Buyer unless otherwise required pursuant to the provisions or requirements of any law enacted or rule issued by any governmental body or other regulatory or stock exchange authority having jurisdiction on any of them, subject to prior written notice to the other Party.
13. Miscellaneous Provisions
13.1	Changes in Writing
This Agreement (i) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements (if any) relating to the same matter; (ii) shall not be waived, changed, modified or discharged orally, but only by

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an agreement in writing signed by both Parties.
13.2	Assignment Prohibited
Neither Party may assign or otherwise transfer any of its rights, interests or obligations however arising under this Agreement without the prior written consent of the other Party.
13.3	Notices
Any communication or notice required by, or otherwise connected to, this Agreement shall be made in writing and in the English language and shall be deemed to have been duly and validly delivered (i) in case of notice sent by letter, upon receipt of same, and (ii) in case of notice sent by fax, upon issue of the relevant transmission statement by the fax machine, addressed, in each case, as follows
a) if to the Seller, to it at:
Telecom Italia S.p.A.
Corso Italia, 41
00198 Roma
Fax 06 91254907
Attention to Mr. Vito Bonura
with copy to:
Telecom Italia S.p.A.
Corso Italia, 41
00198 Roma
Fax 06 91863038
Attention to Mr. Stefano D’Ovidio
(b)	if to the Buyer, to it at :
Nuance Communications, Inc.
One Wayside Road
Burlington, MA 01803
Fax: (781) 565-5001
Attention to Executive Vice President, Corporate Strategy and Development
with copy to :
Bird & Bird
via Borgogna n.8
20122 — Milano
Fax: 02.30356011

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Attention to Mr. Edoardo Courir
(c) if to the Company, to it at :
Via A. Olivetti, 6
10123 Torino
Fax: 06 91253619
Attention to Mr Davide Franco
or at such other address and/or fax number as either Party may hereafter provide to the others by written notice, as herein provided.
13.4	Further Assurances
The Parties hereby agree to execute and deliver all such instruments and documents and to perform all such acts and do all such other things as may be necessary for the purposes of this Agreement.
13.5	Taxes and Other Expenses
Except as otherwise expressly provided in other Sections of this Agreement, any cost, Tax, or charge arising in connection herewith, or with the consummation of the purchase and sale under the terms and conditions contemplated hereby, shall be borne and paid as follows:
(i)	all capital gain taxes due as a consequence of the sale of the Shares shall be borne and paid for by the Seller;
(ii)	the Buyer and the Seller shall each pay the fees, expenses and disbursements owed to their respective auditors, advisers and legal counsels;
(iii)	all other costs, expenses, taxes, duties and charges, including without limitation costs, expenses, taxes, duties and charges related to the transfer of the Shares shall be borne and paid for by the Buyer.
13.6	Severability
If any provision of this Agreement which is not material thereto shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby, and the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision as similar as possible to the provision at issue.

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13.7	Governing law, Arbitration Clause and Election of Domicile
(a) Applicable Law
This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the Italian law.
(b) Arbitration Clause
All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by a panel of three arbitrators, irrespective of the numbers of the parties, appointed in accordance with the said Rules, who shall decide based on the law and not ex aequo et bono; provided, however, that the Courts of Milan, Italy shall have jurisdiction as to specific performance or injunctive relief.
The seat of the arbitration shall be Paris, France. The language of the arbitration shall be in English.
(c) Election of Domicile
The Seller and the Buyer hereby designate their respective addresses for the giving of notice, as set forth in Section 13.3, as their respective domiciles at which service of process may be made in any legal action or proceedings arising hereunder.
13.8	List of Schedules

Number	Schedule
Schedule 0.01	Powers of TI
Schedule 0.02	Powers of Nuance
Schedule D	DVD containing the data room documents
Schedule E	Art. 6 of the Company’s by-laws
Schedule F	Reference Financial Statements of the Company

Schedule 3.1	Criteria for calculating the ENFP and the CNFP
Schedule 4.1	Letter from the Independent auditors
Schedule 4.3	Exceptions to Interim management
Schedule 4.4(a)	Tag-Along Right notice

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Number	Schedule
Schedule 4.4(c)	List of Guarantees
Schedule 4.4(d)	List of Insurance Policies
Schedule 4.4(e)	List of Intercompany Agreements and parties related thereto
Schedule 4.4(e2)	Transitional Services Agreement
Schedule 4.4(f)	List of intragroup financial arrangements
Schedule 5.2(a)(iv)	Buyer’s statement relating to present and past directors and statutory auditors of the Company
Schedule 5.2(b)(i)	Statement of the Seller
Schedule 5.2(b)(iv)	Form of resignation letters
Schedule 7.6(a)	Authorized share capital of the Company
Schedule 7.7(b)(i)	Exception to Seller’s representation under Section 7.7(b)(i)
Schedule 7.7(b)(viii)	Exception to Seller’s representation under Section 7.7(b)(viii)
Schedule 7.7(b)(ix)	Exception to Seller’s representation under Section 7.7(b)(ix)
Schedule 7.7(b)(xi)	Exception to Seller’s representation under Section 7.7(b)(xi)
Schedule 7.8 (a)	Exception to Seller’s representation under Section 7.8
Schedule 7.9(a)	List of Intellectual Properties
Schedule 7.9(b)	Litigation on Intellectual Properties
Schedule 7.9(c)(iii)	Exception to Seller’s representation under Section 7.9(c)(iii)
Schedule 7.9(c)(iv)	Exception to Seller’s representation under Section 7.9(c)(iv)
Schedule 7.9(c)(v)	Exception to Seller’s representation under Section 7.9(c)(v)
Schedule 7.9(c)(vi)	Exception to Seller’s representation under Section 7.9(c)(vi)
Schedule 7.9(c)(xi)	current and future payment for assignments of inventions or Intellectual Property Rights
Schedule 7.11	List of the Employees

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Number	Schedule
Schedule 7.11(v)	Monetary benefits
Schedule 7.11(vi)	Agreements to increase the rates of remuneration
Schedule 7.12	Pending litigations
Schedule 7.13	List of Material Contracts
Schedule 7.13 (ii)	Exception to Seller’s representation under Section 7.13(ii)
Schedule 7.13(a)	List of Company’s Agreements
Schedule 7.14(a)	List of insurance policies
Schedule 11.1(a)(i)	Description of the Business
IN WITNESS WHEREOF, the Parties hereto have executed this Agreement all in the place and in the date first above written.

Telecom italia S.p.A.	nuance communications, inc.

/s/ Guglielmo Noya	/s/ Helgi Bloom

Mr. Guglielmo Noya	Mr. Helgi Bloom